# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Xanadu Quantum Technologies Ltd, CIK 0002097163
CUSIP: 98390R102
Title of class of securities: Class B Subordinate Voting Shares
Address of issuer's principal executive offices: 777 BAY STREET, SUITE 2400, TORONTO, Ontario Canada (A6), M5G 2C8
Date of event which requires filing of this statement: 03/26/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001053321

## Reporting persons
- OMERS ADMINISTRATION Corp: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Ontario Canada (A6); sole voting power 40,246,515; shared voting power 0; sole dispositive power 40,246,515; shared dispositive power 0; aggregate amount beneficially owned 40,246,515 (48.5% of the class)

## Item 1. Issuer
Name of issuer: Xanadu Quantum Technologies Ltd
Address of issuer's principal executive offices: 777 BAY STREET, SUITE 2400, TORONTO, ONTARIO, CANADA, M5G 2C8.

## Item 2. Person Filing
Name of person filing: OMERS Administration Corporation
Address of principal business office or, if none, residence:
900-100 Adelaide St W
Toronto, Ontario
M5H 0E2
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 40,246,515 shares, consisting of 39,746,515 Class A Multiple Voting Shares ("MVS") and 500,000 Class B Subordinate Voting Shares ("SVS"). Each MVS is convertible into SVS on a share-for-share basis.
Percent of class: 48.47%
Sole power to vote or to direct the vote: 40,246,515
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 40,246,515
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- OMERS ADMINISTRATION Corp: /s/ Josh Bezonsky, Vice President, Legal and Compliance (04/08/2026)